SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 16th February, 2006, for 4th Quarter, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
FOURTH QUARTER 2005
TELENOR’S OPERATIONS
MOBILE OPERATIONS
DTAC
FIXED
OTHER UNITS
OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
BUSINESS COMBINATIONS
IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

TELENOR ASA FOURTH QUARTER 2005 RESULTS
The fourth quarter 2005 showed revenues of NOK 19,474 million. EBITDA before other income and expenses was NOK 6,831 million. Profit after taxes and minority interests was NOK 1,001 million. The Board will propose a dividend of NOK 2.00 per share for 2005

The fourth quarter 2005 showed revenues of NOK 19,474 million. Profit after taxes and minority interests was NOK 1,001 million. Earnings per share in the fourth quarter of 2005 were NOK 0.59. The Board will propose a dividend of NOK 2.00 per share for 2005, an increase from NOK 1.50 per share for 2004.
EBITDA before other income and expenses was NOK 6,831 million. The increased EBITDA margin was primarily due to the increased proportion of the mobile operations.
At the end of the fourth quarter the number of subscriptions in the consolidated mobile operations was 42.2 million.
Capital expenditure amounted to NOK 6,432 million and increased due to strong customer growth in the international mobile operations and the purchase of a UMTS license in Denmark. On 26 October 2005 Telenor increased its ownership/economic exposure in Total Access Communications PCL (DTAC) by 16.6% to 56.9% for a cash consideration of NOK 1.5 billion. As of 31 December 2005, after the offers for DTAC and UCOM shares expired, Telenor’s ownership/economic exposure in DTAC increased by a further 12.4% to 69.3% for a total cash consideration of NOK 1.2 billion. As of 31 December 2005, net interest-bearing debt in the companies was NOK 7.3 billion. DTAC was consolidated from 1 November 2005, while the operations in UCOM were reported as discontinued operations in the financial statements.
Telenor’s mobile operations in Asia and Eastern/Central Europe are becoming increasingly important to the Group and dedicated Executive Vice Presidents have now been assigned to both regions. In addition, Telenor has also strengthened the co-ordination of operational and human resources across all countries in which it has operations, and two new Executive Vice Presidents have been appointed to the Group Management.
On 21 December 2005 a Norwegian Court of Appeal ruled in favour of Telenor in respect of Telenor’s intra group sale of its shares in Sonofon Holding A/S. This sale triggered a tax loss of approximately NOK 8.6 billion, with corresponding reduced tax charges of approximately NOK 2.4 billion for the fiscal year 2001. The taxes were paid in 2003. The tax authorities have since appealed the decision to the Norwegian Supreme Court, and Telenor has consequently not taken the tax reduction to income.

Vodafone Sweden was acquired for a consideration of EUR 1,035 million (NOK 8,170 million) including debt and will be consolidated from January 2006.
On 12 January 2006 Telenor disposed of 4.8% of the share capital in Inmarsat with a total sales proceeds of GBP 75.1 million (NOK 889 million) and a financial gain before taxes of GBP 74.4 million (NOK 880 million). Following the transaction, Telenor holds 4.6% of the shares in Inmarsat.
OUTLOOK FOR 2006
The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues in the range of 25% to 30%, based upon the current Group structure. A continued high growth in EBITDA is expected, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. Telenor expects an EBITDA margin before other income and expenses for 2006 of around 33%.
High capital expenditure is expected to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.
A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
PRESENTATION MATERIAL
Please find attached the presentation material from Telenor
Presentation material is also available on: http://www.telenor.com/ir/presentations/4q05/ and on http://www.telenor.no/om/ir/presentasjon/4kv05/

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
	Name:	Trond Westlie
	Title:	CFO

Date: 16th February, 2006

FOURTH QUARTER 2005
The fourth quarter of 2005 showed a growth in revenues for the Telenor Group of 26% to NOK 19.5 billion compared to the fourth quarter of 2004. Profit before taxes was NOK 2.7 billion.

Telenor Group fourth quarter 2005
KEY POINTS IN THE QUARTER *)
•	Revenue growth of 26% — underlying growth of 13% **)

•	EBITDA margin before other income and expenses increased from 33.0% to 35.1%

•	Record high mobile subscription growth

•	Ownership/economic exposure in DTAC in Thailand increased to 69.3%

•	Nordic position strengthened through acquisition of Vodafone Sweden
KEY FIGURES ***)

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues	19,474	15,512	68,927	60,591
Revenues — growth (%)	25.5	13.5	13.8	14.6
EBITDA before other income and expenses 1)	6,831	5,114	24,078	21,383
EBITDA before other income and expenses/Revenues (%)	35.1	33.0	34.9	35.3
EBITDA	6,722	5,134	23,836	21,535
EBITDA/Revenues (%)	34.5	33.1	34.6	35.5
Adjusted operating profit 1)	3,644	2,411	12,534	10,746
Adjusted operating profit/Revenues (%)	18.7	15.5	18.2	17.7
Operating profit	2,949	(1,055)	11,705	7,367
Operating profit/Revenues (%)	15.1	nm	17.0	12.2
Associated companies	65	140	1,233	986
Profit before taxes	2,666	(1,130)	12,591	9,874
Profit after taxes and minority interests	1,001	(430)	6,952	6,093

Earnings per share in NOK	0.59	(0.25)	4.06	3.49
Net interest-bearing liabilities			31,133	19,195

Investments:
— Capex 2)	6,436	4,122	16,439	12,745
— Investments in businesses 3)	2,720	1,122	8,858	5,809

•	Profit after taxes and minority interests was NOK 1,001 million. Earnings per share in the fourth quarter of 2005 were NOK 0.59.

•	The Board will propose a dividend of NOK 2.00 per share for 2005, an increase from NOK 1.50 per share for 2004.

•	EBITDA before other income and expenses was NOK 6,831 million. The increased EBITDA margin was primarily due to the increased proportion of the mobile operations.

•	At the end of the fourth quarter the number of subscriptions in the consolidated mobile operations was 42.2 million.

•	Capital expenditure amounted to NOK 6,432 million and increased due to strong customer growth in the international mobile operations and the purchase of a UMTS license in Denmark.

•	On 26 October 2005 Telenor increased its ownership/economic exposure in Total Access Communications PCL (DTAC) by 16.6% to 56.9% for a cash consideration of NOK 1.5 billion. As of 31 December 2005, after the offers for DTAC and UCOM shares expired, Telenor’s ownership/economic exposure in DTAC increased by a further 12.4% to 69.3% for a total cash consideration of NOK 1.2 billion. As of 31 December 2005, net interest-bearing debt in the companies was NOK 7.3 billion. DTAC was consolidated from 1 November 2005, while the operations in UCOM were reported as discontinued operations in the financial statements.

•	Telenor’s mobile operations in Asia and Eastern/Central Europe are becoming increasingly important to the Group and dedicated Executive Vice Presidents have now been assigned to both regions. In addition, Telenor has also strengthened the co-ordination of operational and human resources across all countries in which it has operations, and two new Executive Vice Presidents have been appointed to the Group Management.

•	On 21 December 2005 a Norwegian Court of Appeal ruled in favour of Telenor in respect of Telenor’s intra group sale of its shares in Sonofon Holding A/S. This sale triggered a tax loss of approximately NOK 8.6 billion, with corresponding reduced tax charges of approximately NOK 2.4 billion for the fiscal year 2001. The taxes were paid in 2003. The tax authorities have since appealed the decision to the Norwegian Supreme Court, and Telenor has consequently not taken the tax reduction to income.

•	Vodafone Sweden was acquired for a consideration of EUR 1,035 million (NOK 8,170 million) including debt and will be consolidated from January 2006.

•	On 12 January 2006 Telenor disposed of 4.8% of the share capital in Inmarsat with a total sales proceeds of GBP 75.1 million (NOK 889 million) and a financial gain before taxes of GBP 74.4 million (NOK 880 million). Following the transaction, Telenor holds 4.6% of the shares in Inmarsat.

1)	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table “Reconciliations” on page 19.

2)	Capex is investments in tangible and intangible assets.

3)	Comprises acquisitions of shares and participations, including acquisitions of subsidiaries and businesses not organised as separate companies.

*)	Compared to the fourth quarter of 2004, if not otherwise stated.

**)	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations, and currency effects.

***)	Telenor has changed its accounting treatment under IFRS for its Mobile Virtual Network Operator (MVNO) agreements in Norway and Sweden, both of which were entered into with the same counterparty. The identical fixed prepayments in Norway and Sweden are now eliminated at Group level. As a result of the change in accounting treatment, revenues, traffic costs and the provision for a loss contract has been eliminated on Group level for the full year and the fourth quarter of 2004. This change also affected the full year and the fourth quarter of 2005.

KEY FIGURES OPERATIONS
Revenues

	Fourth quarter			Year
(NOK in millions)	2005	2004	Growth	2005	2004	Growth

Telenor Mobil — Norway	3,235	2,963	9.2%	12,243	11,730	4.4%
Sonofon — Denmark	1,334	1,243	7.3%	5,191	4,404	17.9%
Kyivstar — Ukraine	2,390	1,184	101.9%	7,272	4,219	72.4%
Pannon GSM — Hungary	1,565	1,510	3.6%	6,061	5,907	2.6%
DiGi.Com — Malaysia	1,452	1,004	44.6%	4,932	3,946	25.0%
GrameenPhone — Bangladesh	850	570	49.1%	2,970	2,186	35.9%
Other mobile operations	1,491	179	733.0%	2,219	423	424.6%
Fixed	5,025	4,781	5.1%	19,313	19,256	0.3%
Broadcast	1,466	1,375	6.6%	5,649	5,346	5.7%
Other operations	2,538	2,461	3.1%	9,967	9,540	4.5%
Eliminations	(1,872)	(1,758)	nm	(6,890)	(6,366)	nm
Total revenues	19,474	15,512	25.5%	68,927	60,591	13.8%

EBITDA

	Fourth quarter				Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2005	Margin 1)	2004	Margin 1)

Telenor Mobil — Norway	1,186	36.7%	1,119	37.8%	4,471	36.5%	4,305	36.7%
Sonofon — Denmark	308	23.1%	16	1.3%	1,176	22.7%	681	15.5%
Kyivstar — Ukraine	1,359	56.9%	712	60.1%	4,050	55.7%	2,581	61.2%
Pannon GSM — Hungary	534	34.1%	420	27.8%	2,185	36.1%	2,093	35.4%
DiGi.Com — Malaysia	632	43.5%	443	44.1%	2,142	43.4%	1,732	43.9%
GrameenPhone — Bangladesh	455	53.5%	338	59.3%	1,559	52.5%	1,313	60.1%
Other mobile operations	50	3.4%	(618)	nm	(343)	nm	(712)	nm
Fixed	1,543	30.7%	1,560	32.6%	5,885	30.5%	6,338	32.9%
Broadcast	331	22.6%	332	24.1%	1,516	26.8%	1,498	28.0%
Other operations	194	7.6%	221	9.0%	1,091	10.9%	1,114	11.7%
Eliminations	130	nm	591	nm	104	nm	592	nm
Total EBITDA	6,722	34.5%	5,134	33.1%	23,836	34.6%	21,535	35.5%

1)	EBITDA as a percentage of revenues.

Operating profit

	Fourth quarter				Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2005	Margin 1)	2004	Margin 1)

Telenor Mobil — Norway	962	29.7%	827	27.9%	3,566	29.1%	3,228	27.5%
Sonofon — Denmark	12	nm	(3,551)	nm	(109)	nm	(3,799)	nm
Kyivstar — Ukraine	1,019	42.6%	555	46.9%	2,826	38.9%	2,026	48.0%
Pannon GSM — Hungary	245	15.7%	87	5.8%	1,007	16.6%	777	13.2%
DiGi.Com — Malaysia	356	24.5%	228	22.7%	1,099	22.3%	831	21.1%
GrameenPhone — Bangladesh	289	34.0%	263	46.1%	1,120	37.7%	1,095	50.1%
Other mobile operations	(295)	nm	(767)	nm	(954)	nm	(903)	nm
Fixed	84	1.7%	653	13.7%	2,062	10.7%	2,725	14.2%
Broadcast	244	16.6%	118	8.6%	1,015	18.0%	750	14.0%
Other operations	(79)	(3.1%)	(24)	nm	48	0.5%	96	1.0%
Eliminations	112	nm	556	nm	25	nm	541	nm
Total operating profit	2,949	15.1%	(1,055)	nm	11,705	17.0%	7,367	12.2%

1)	Operating profit as a percentage of revenues.
As of 1 January 2005, Telenor’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and IAS 34 “Interim Financial Reporting”. As a consequence of the transition to IFRS, certain of Telenor’s accounting principles have been changed compared to Telenor’s financial statements for the year and quarters of 2004, which were prepared according to Norwegian Generally Accepted Accounting Principles (N GAAP). The figures for the comparable periods of 2004 have been restated to comply with IFRS. The main changes are discussed in the first quarter report for 2005. In addition Telenor has changed its accounting treatment under IFRS for its Mobile Virtual Network Operator (MVNO) agreements in Norway and Sweden as discussed above. Accounting figures and key figures for periods prior to 2004 have not been restated to comply with IFRS. Reference is made to Telenor’s reports for the first, second and third quarter of 2005 for statements related to these quarters.

TELENOR’S OPERATIONS
Unless otherwise stated, the statements below are related to Telenor’s development in the fourth quarter of 2005 compared to the fourth quarter of 2004.
MOBILE OPERATIONS
TELENOR MOBIL — NORWAY

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Subscription and traffic	2,120	2,021	8,148	7,879
Interconnection revenues	454	430	1,754	1,613
Mobile revenues company’s subscriptions	2,574	2,451	9,902	9,492

Other mobile revenues	526	370	1,825	1,513
Total mobile revenues	3,100	2,821	11,727	11,005

Non-mobile revenues	135	142	516	725
Total revenues 1)	3,235	2,963	12,243	11,730

1) Of which internal revenues	281	289	1,171	1,226

EBITDA	1,186	1,119	4,471	4,305
Depreciation and amortization 1)	222	281	889	1,062
Write-downs	2	11	16	15
Operating profit	962	827	3,566	3,228

1) Of which amortization of Telenor’s net excess values	1	1	4	1

EBITDA/Total revenues (%)	36.7	37.8	36.5	36.7
Operating profit/Total revenues (%)	29.7	27.9	29.1	27.5
Capex	461	172	1,218	973
Investments in businesses	—	52	—	52
ARPU — monthly (NOK)	317	318	309	323
No. of subscriptions (in thousands)			2,731	2,645

•	The number of contract subscriptions increased by 58,000, while the total number of subscriptions decreased by 5,000.

•	Telenor Mobil’s estimated market share was 56%, in line with the end of the third quarter of 2005.

•	ARPU remained stable. Price reductions were offset by increased average usage per subscription (AMPU).

•	“Mobile revenues company’s subscriptions” were positively affected by an increase in subscriptions. Other mobile revenues increased due to higher revenues from the sale of capacity on a wholesale basis. Total mobile revenues increased by approximately 10%. In the fourth quarter of 2004 and 2005 revenues were positively affected by accruals between the quarters.

•	The EBITDA margin decreased primarily due to higher costs related to sales and marketing activities.

•	The decrease in depreciation and amortization was partially due to an extension of the estimated useful life of certain assets from 1 January 2005.

•	One of Telenor’s GSM 900 licences has been renewed until 31 December 2017. This involves capital expenditure of NOK 186 million in the fourth quarter of 2005. The increase in capital expenditure, adjusted for the renewal of the GSM 900 licence, was primarily related to accelerated rollout of UMTS sites as specified in the licence requirements.

•	In September 2005, the Norwegian regulatory authorities decided to reduce interconnection charges in the Norwegian market for mobile telephony. Prior to the decision the interconnection charges consisted of a call set up charge of NOK 0.20 and a charge per minute of NOK 0.63. A maximum average minute charge, including set-up charges, of NOK 0.73 was also made applicable. From 1 November 2005, Telenor Mobil was instructed to reduce its interconnection charges, including the set-up charges, by NOK 0.05 to NOK 0.68. From 1 July 2006 a further adjustment of Telenor Mobil’s interconnection charges of NOK 0.03, would reduce the charges to NOK 0.65. Telenor Mobil has appealed the decision, and the implementation has been temporarily suspended until a final decision is made.

•	Due to TeliaSonera’s acquisition of Chess in 2005, Telenor Mobil has terminated its service provider contract with Chess.

SONOFON — DENMARK

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Subscription and traffic	595	502	2,361	1,813
Interconnection revenues	347	292	1,300	986
Mobile revenues company’s subscriptions	942	794	3,661	2,799

Other mobile revenues	156	143	638	571
Total mobile revenues	1,098	937	4,299	3,370

Non-mobile revenues	236	306	892	1,034
Total revenues 1)	1,334	1,243	5,191	4,404

1) Of which internal revenues	34	20	132	53

EBITDA	308	16	1,176	681
Depreciation and amortization 1)	296	277	1,285	1,190
Write-downs 2)	—	3,290	—	3,290
Operating profit	12	(3,551)	(109)	(3,799)

1) Of which amortization of Telenor’s net excess values	133	156	555	551
2) Of which write-downs of Telenor’s net excess values	—	3,075	—	3,075

EBITDA/Total revenues (%)	23.1	1.3	22.7	15.5
Operating profit/Total revenues (%)	0.9	nm	nm	nm
Capex	757	76	1,062	388
Investments in businesses	4	—	4	3,786
ARPU — monthly (NOK)	246	207	243	227
No. of subscriptions (in thousands)			1,284	1,275

Compared to the fourth quarter of 2004, the Norwegian Krone appreciated against the Danish Krone by approximately 4% in the fourth quarter of 2005. The preceding table, the column for the full year 2004 includes figures from the time of consolidation (12 February 2004).
•	The number of subscriptions increased by 23,000.

•	Sonofons estimated market share was 27%, in line with the third quarter of 2005.

•	ARPU in local currency increased by 24% primarily due to increased average usage (AMPU).

•	Measured in local currency, total mobile revenues increased by approximately 22%, primarily due to the increase in ARPU.

•	The decrease in non-mobile revenues was primarily due to lower revenues from the sale of customer equipment.

•	EBITDA increased considerably, primarily due to higher revenues and a decrease in operating expenses, including costs related to sales and marketing activities. The fourth quarter of 2004 included one-time items that effected EBITDA negatively.

•	The increase in depreciation and amortization was partially due to a reduction of the estimated useful life of certain assets from 1 January 2005. The fourth quarter of 2004 included items that decreased depreciations.

•	On 19 December 2005, Sonofon acquired a UMTS license for NOK 574 million, of which NOK 143 million was paid in 2005 and the remaining in ten annual instalments. The high capital expenditure was primarily due to the acquisition of the UMTS license, which was included with a discounted value of NOK 520 million.

•	In January 2006, the Danish regulatory authorities decided to reduce the interconnection charges in the Danish market for mobile telephony. From 1 May 2006, Sonofon is instructed to reduce its interconnection charges, including set-up charges, from the current DKK 0.94—0.96 to DKK 0.84. From 1 May 2007, the interconnection charges will be further reduced to DKK 0.72 and from 1 May 2008, to DKK 0.62.

KYIVSTAR — UKRAINE

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Subscription and traffic	1,720	810	5,122	2,961
Interconnection revenues	606	327	1,888	1,068
Mobile revenues company’s subscriptions	2,326	1,137	7,010	4,029

Other mobile revenues	33	25	158	122
Total mobile revenues	2,359	1,162	7,168	4,151

Non-mobile revenues	31	22	104	68
Total revenues 1)	2,390	1,184	7,272	4,219

1) Of which internal revenues	1	1	6	2

EBITDA	1,359	712	4,050	2,581
Depreciation and amortization 1)	325	157	1,209	555
Write-downs	15	—	15	—
Operating profit	1,019	555	2,826	2,026

1) Of which amortization of Telenor’s net excess values	24	21	93	93

EBITDA/Total revenues (%)	56.9	60.1	55.7	61.2
Operating profit/Total revenues (%)	42.6	46.9	38.9	48.0
Capex	890	1,024	3,650	2,608
Investments in businesses	—	—	—	35
ARPU — monthly (NOK)	64	68	61	85
No. of subscriptions (100% in thousands)			13,925	6,252

At the end of the fourth quarter of 2005, Telenor’s ownership interest in Kyivstar was 56.5%. Compared to the fourth quarter of 2004, the Norwegian Krone depreciated against the Ukrainian Hryvnia by approximately 11% in the fourth quarter of 2005.
•	Kyivstar had a record growth of 3 million subscriptions in the fourth quarter of 2005. Compared to the fourth quarter of 2004, the number of subscriptions more than doubled, with an increase of 7.7 million.

•	Kyivstar defended its position as market leader with an estimated market share of 46%.

•	The decrease in ARPU was primarily due to price reductions. Despite the strong subscription growth, AMPU increased by 13%.

•	Measured in local currency, revenues increased by 85% primarily due to the increased number of subscriptions. This was partially offset by a reduction in ARPU. ARPU was positively affected by approximately NOK 2 by accruals between the quarters.

•	EBITDA in local currency, increased by 74%. The decrease in the EBITDA margin was primarily due to a decrease in prices and a significant increase in costs associated with sales and marketing activities due to strong subscription growth. The EBITDA margin was positively affected by approximately 3 percentage points by accruals between the quarters.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters and a reduction of the estimated useful life of certain assets as from 1 January 2005.

•	In the fourth quarter of 2004 capital expenditure was very high as a result of Kyivstar being somewhat behind on capacity investments due to the high customer intake. In 2005, Kyivstar has been able to be in front of the development resulting in a more even distribution of investments throughout the year. Capital expenditure in the fourth quarter of 2005 therefore decreased compared to the fourth quarter of 2004.

•	Kyivstar along with other major mobile operators in Ukraine have disputes with the Ukrainian Tax Authority regarding a claim for VAT on the Pension Fund Duty charged on subscribers’ phone bills. Kyivstar considers this an invalid tax. A lower court decision 13 February 2006 was issued invalidating the tax claim concerning the same issues involving another mobile operator in the Ukraine. Telenor has not made provisions for this claim.

PANNON GSM — HUNGARY

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Subscription and traffic	960	920	3,768	3,669
Interconnection revenues	431	442	1,735	1,731
Mobile revenues company’s subscriptions	1,391	1,362	5,503	5,400

Other mobile revenues	20	32	144	142
Total mobile revenues	1,411	1,394	5,647	5,542

Non-mobile revenues	154	116	414	365
Total revenues 1)	1,565	1,510	6,061	5,907

1) Of which internal revenues	4	3	10	6

EBITDA	534	420	2,185	2,093
Depreciation and amortization 1)	285	312	1,171	1,295
Write-downs	4	21	7	21
Operating profit	245	87	1,007	777

1) Of which amortization of Telenor’s net excess values	84	89	345	358

EBITDA/Total revenues (%)	34.1	27.8	36.1	35.4
Operating profit/Total revenues (%)	15.7	5.8	16.6	13.2
Capex	261	820	763	1,166
ARPU — monthly (NOK)	162	171	162	173
No. of subscriptions (in thousands)			2,929	2,770

Compared to the fourth quarter of 2004, the Norwegian Krone appreciated against the Hungarian Forint by approximately 5% in the fourth quarter of 2005.
•	The number of subscriptions increased by 73,000. Compared to the fourth quarter of 2004, the number of contract subscriptions increased by 246,000.

•	Pannon GSM’s market share was 34%, in line with the third quarter of 2005.

•	ARPU in local currency was stable. Lower average prices were offset by increased average usage (AMPU) of 14%.

•	Measured in local currency, mobile revenues increased by 7%, primarily due to an increase in the number of subscriptions. Non-mobile revenues increased primarily due to higher revenues from the sale of handsets.

•	The improvement in the EBITDA margin was primarily due to growth in revenues and lower costs relating to sales and marketing activities. In addition, previously expensed Universal Service Obligations for 2004 were reversed following an authority decision. This reversal affected the EBITDA margin positively by approximately 2 percentage points. EBITDA, measured in local currency, increased by 34%.

•	Depreciation and amortization decreased due to certain fixed assets being fully depreciated and due to an extension of the estimated useful life of certain assets from 1 January 2005.

•	The decrease in capital expenditure was due to the acquisition of a UMTS license in the fourth quarter of 2004.

DIGI.COM — MALAYSIA

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Subscription and traffic	1,198	739	3,949	2,794
Interconnection revenues	159	143	594	571
Mobile revenues company’s subscriptions	1,357	882	4,543	3,365

Other mobile revenues	18	13	65	65
Total mobile revenues	1,375	895	4,608	3,430

Non-mobile revenues	77	109	324	516
Total revenues 1)	1,452	1,004	4,932	3,946

1) Of which internal revenues	2	—	4	3

EBITDA	632	443	2,142	1,732
Depreciation and amortization 1)	273	215	1,038	901
Write-downs	3	—	5	—
Operating profit	356	228	1,099	831

1) Of which amortization of Telenor’s net excess values	4	17	51	72

EBITDA/Total revenues (%)	43.5	44.1	43.4	43.9
Operating profit/Total revenues (%)	24.5	22.7	22.3	21.1
Capex	574	427	1,170	920
ARPU — monthly (NOK)	102	98	98	107
No. of subscriptions (100% in thousands)			4,795	3,239

At the end of the fourth quarter of 2005, Telenor’s ownership interest in DiGi was 61.0%. Compared to the fourth quarter of 2004, the Norwegian Krone depreciated against the Malayan Ringgit by approximately 6% in the fourth quarter of 2005.
•	DiGi experienced a strong growth in subscriptions in the fourth quarter of 2005, with a total of 608,000 net additions. The increase from the fourth quarter of 2004 was 1.6 million.

•	DiGi’s market share continued to increase and was estimated at 25% at the end of 2005.

•	ARPU in local currency decreased by 2% primarily as a result of dilution due to strong subscription growth.

•	Measured in local currency, total mobile revenues increased by 46%, while revenues from subscription and traffic increased by 54%, primarily due to the higher subscription base.

•	Non-mobile revenues, mainly coming from the international carrier business, decreased due to lower volumes and price reductions.

•	The EBITDA margin decreased slightly, while EBITDA in local currency increased by 35%.

•	Depreciation and amortization increased mainly as a result of a reduction of the estimated useful life of certain assets from 1 January 2005 and increased capital expenditure in the intervening quarters.

•	Increased capital expenditure was related to investments in the network due to increased usage, a higher subscription base and improved coverage.

GRAMEENPHONE — BANGLADESH

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Subscription and traffic	769	529	2,741	2,064
Interconnection revenues	63	35	188	90
Mobile revenues company’s subscriptions	832	564	2,929	2,154

Other mobile revenues	6	6	22	24
Total mobile revenues	838	570	2,951	2,178

Non-mobile revenues	12	—	19	8
Total revenues 1)	850	570	2,970	2,186

1) Of which internal revenues	1	—	1	—

EBITDA	455	338	1,559	1,313
Depreciation and amortization	166	72	439	215
Write-downs	—	3	—	3
Operating profit	289	263	1,120	1,095

EBITDA/Total revenues (%)	53.5	59.3	52.5	60.1
Operating profit/Total revenues (%)	34.0	46.1	37.7	50.1
Capex	1,153	482	2,596	1,318
Investments in businesses	—	298	—	298
ARPU — monthly (NOK)	56	87	68	104
No. of subscriptions (100% in thousands)			5,542	2,388

At the end of the fourth quarter of 2005, Telenor’s ownership interest in GrameenPhone was 62.0%. Compared to the fourth quarter of 2004, the Norwegian Krone appreciated against the Bangladeshi Taka by approximately 5% in the fourth quarter of 2005.
•	GrameenPhone had a record high subscription growth of 1.3 million in the fourth quarter of 2005. Compared to the fourth quarter of 2004, the number of subscriptions more than doubled, with an increase of 3.2 million subscriptions.

•	GrameenPhone’s estimated market share was 62%, in line with the previous quarter.

•	ARPU in local currency decreased by 33%, primarily due to decrease in average prices and dilution due to strong subscription growth.

•	Measured in local currency, total revenues increased by 56%, primarily due to the increased number of subscriptions. This was partially offset by a reduction in ARPU.

•	EBITDA in local currency increased by 13% primarily due to growth in revenues. The decrease in the EBITDA margin was primarily a result of increased sales and acquisition costs due to the strong subscription growth, as well as price reductions. In 2005, GrameenPhone partially subsidised royalty and license fees as well as a SIM-tax per new subscription. In the fourth quarter of 2005, a contract for the lease of fibre network previously recognised as an operating lease is now being recognised as a financial lease under IFRS. The fourth quarter includes the effect from 1 January 2005. This had a positive effect on EBITDA of NOK 87 million and operating profit of NOK 46 million.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters, the change in the accounting treatment of the lease mentioned above and a reduction of the estimated useful life of certain network components.

•	Increased capital expenditure was due to the extension of mobile coverage in new regions and increased mobile network capacity due to strong subscription growth. The reporting of the lease mentioned above increased capital expenditure by NOK 511 million.

•	In the second quarter of 2005, the Bangladeshi Telecommunication Regulatory Commission requested that GrameenPhone pay royalty and license fees on handsets according to the license requirements. The legitimacy and amounts payable have not yet been clarified. Telenor is of the opinion that necessary provisions have been made.

OTHER MOBILE OPERATIONS

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues
DTAC — Thailand	1,191	—	1,191	—
Telenor Pakistan	140	—	265	—
ProMonte GSM — Montenegro	112	118	519	200
Telenor Mobile Sweden	48	61	244	223
Total revenues 1)	1,491	179	2,219	423

1)Of which internal revenues	33	26	143	88

EBITDA
DTAC — Thailand	445	—	445	—
Telenor Pakistan	(133)	(45)	(572)	(78)
ProMonte GSM — Montenegro	47	46	260	91
Telenor Mobile Sweden	(309)	(619)	(476)	(725)
Total EBITDA	50	(618)	(343)	(712)

Depreciation and amortization 1)	345	74	611	116
Write-downs	—	75	—	75
Operating profit	(295)	(767)	(954)	(903)

Of which:
DTAC — Thailand	225	—	225	—
Telenor Pakistan	(218)	(45)	(798)	(78)
ProMonte GSM — Montenegro	7	(2)	95	24
Telenor Mobile Sweden	(309)	(720)	(476)	(849)
1)Of which amortization of Telenor’s net excess values	55	25	115	32

Capex
DTAC — Thailand	146	—	146	—
Telenor Pakistan	496	153	1,843	1,993
ProMonte GSM — Montenegro	21	13	38	16
Telenor Mobile Sweden	—	6	—	17

Investments in businesses	2,664	1	2,664	541

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

No. of subscriptions (in thousands)
DTAC — Thailand			8,677	—
Telenor Pakistan			1,868	—
ProMonte GSM			310	279
Telenor Mobile Sweden			95	105

     Other mobile operations include DTAC (Total Access Communication PCL), Telenor Pakistan, ProMonte GSM and Telenor Mobile Sweden. DTAC is consolidated from 1 November 2005. The operation in Pakistan was established in the second quarter of 2004. ProMonte GSM was an associated company up until 12 August 2004, at which time Telenor acquired the remaining shares. Compared to the fourth quarter of 2004, the Norwegian Krone depreciated by approximately 6% against the Pakistani Rupi and appreciated by approximately 4% against the Euro, which is the functional currency of ProMonte GSM, and by approximately 8% against the Swedish Krone in the fourth quarter of 2005. The preceding table shows figures for DTAC and ProMonte from the time of consolidation.
DTAC
•	The number of subscriptions increased by 368,000 in the fourth quarter in 2005.

•	DTAC’s estimated market share was 28%, in line with the end of the third quarter of 2005.

•	Revenues and EBITDA margin for the fourth quarter of 2005 were NOK 1.9 billion and 38%, respectively.

•	Compared to the third quarter of 2005, ARPU in local currency increased by approximately 6%.

•	DTAC has a service concession arrangement whereby the Communication Authorities of Thailand (CAT Telecom) has granted DTAC the right to build, transfer and operate a mobile network in Thailand. The revenue share, which DTAC is required to pay on some of its services, to CAT Telecom, will increase from 20% to 25% in the fourth quarter of 2006.

•	Investments in businesses in the table above are related to the increased ownership/economic exposure in DTAC to 69.3%.

•	For the period from 1 November to 31 December 2005, UCOM’s profit after taxes has been recognised in Telenor’s profit and loss statement as Profit after taxes from discontinued operations. The corresponding assets and liabilities have been recognised in Telenor’s balance sheet as of 31 December 2005 as held for sale.
Telenor Pakistan
•	Telenor Pakistan experienced a strong growth in the fourth quarter of 2005, with net additions of 668,000 subscriptions. Telenor Pakistan’s estimated market share was 9%, an increase of 2 percentage points compared to the end of the third quarter of 2005.

•	Compared to the third quarter of 2005, revenues increased due to strong subscription growth and increase in ARPU.

•	Capital expenditure in the fourth quarter was mainly related to expansion of the mobile network into new regions.
ProMonte GSM — Montenegro
•	The number of subscriptions decreased by 84,000 during the fourth quarter of 2005 as Montenegro entered the low season for tourism.

•	ProMonte GSM’s estimated market share at the end of 2005 was 58% compared to 59% at the end of the third quarter of 2005.

Telenor Mobile Sweden
•	In the first quarter of 2006 Telenor Mobile Sweden will transfer its mobile traffic to Vodafone Sweden’s network. This resulted in a provision for loss on the MVNO agreement of NOK 291 million in the fourth quarter of 2005, of which NOK 116 million were related to prepayments.

FIXED

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues
Norway	4,186	4,353	16,867	17,545
Other operations	887	467	2,581	1,829
Eliminations	(48)	(39)	(135)	(118)
Total revenues 1)	5,025	4,781	19,313	19,256

1)Of which internal revenues	602	507	2,173	1,823

EBITDA	1,543	1,560	5,885	6,338
Depreciation and amortization 1)	850	867	3,236	3,573
Write-downs 2)	609	40	587	40
Operating profit	84	653	2,062	2,725

1)Of which amortization of Telenor’s net excess values	(6)	6	66	7
2)Of which write-downs of Telenor’s net excess values	10	(22)	(24)	(22)

EBITDA/Total revenues (%)	30.7	32.6	30.5	32.9
Operating profit/
Total revenues (%)	1.7	13.7	10.7	14.2
Capex	1,237	609	2,776	1,791
Investments in businesses	(20)	9	5,816	105

•	Bredbandsbolaget and Cybercity were consolidated with effect from 8 July and 5 July 2005, respectively.

•	In the fourth quarter of 2005 Fixed entered into an agreement to dispose of its operations in the Czech Republic and Slovakia with a loss of NOK 63 million.

•	In the fourth quarter of 2005 Telenor changed its accounting treatment under IFRS for transactions that provide the rights to use assets, such as local loop unbundling. Such transactions are now recognised as leases. Prepaid costs in such leases have been reclassified from operating costs to depreciation and amortization.
FIXED — NORWAY

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues
Telephony	1,751	2,009	7,232	8,268
xDSL/Internet	536	466	2,039	1,753

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Data services	238	249	963	1,022
Other revenues	366	386	1,465	1,656
Total retail revenues	2,891	3,110	11,699	12,699

Wholesale revenues	1,295	1,243	5,168	4,846
Total revenues 1)	4,186	4,353	16,867	17,545

1)Of which internal revenues	623	522	2,190	1,842

EBITDA	1,377	1,570	5,701	6,330
Depreciation and amortization 1)	692	774	2,707	3,251
Write-downs 2)	(1)	2	(25)	2
Operating profit	686	794	3,019	3,077

1)Of which amortization of Telenor’s net excess values	—	1	—	2
2)Of which write-downs of Telenor’s net excess values	(2)	2	(36)	2

EBITDA/Total revenues (%)	32.9	36.1	33.8	36.1
Operating profit/Total revenues (%)	16.4	18.2	17.9	17.5
Capex	917	457	2,169	1,473
Investments in businesses	—	1	44	2
No. of PSTN subscriptions (in thousands)			1,089	1,182
No. of ISDN subscriptions (lines in thousands)			1,227	1,449
No. of xDSL subscriptions (in thousands)			475	326

•	Compared to the third quarter of 2005 the trend from previous quarters continued in the fourth quarter, with an increase in the number of xDSL and broadband telephony (BBT) subscriptions and a decrease in the number of PSTN/ISDN subscriptions.

•	The number of xDSL subscriptions increased by 31,000 to 475,000 and the number of BBT subscriptions increased by 16,000 to 24,000, while the number of PSTN/ISDN subscriptions decreased by 52,000 to 1,604,000. Compared to the fourth quarter 2004 the number of PSTN/ISDN subscriptions decreased by 196,000.

•	Telenor’s estimated market share for xDSL was 58% compared to 59% at the end of the third quarter of 2005. Measured in traffic minutes Telenor’s estimated market share was 66%, in line with the end of the third quarter of 2005.

•	Total revenues decreased by 3.8%. The decrease in revenues from telephony and data services was partially offset by the increase in revenues from xDSL/Internet and wholesale.

•	Revenues from telephony decreased due to a reduction in the number of subscriptions and reduced traffic volumes. The number of subscriptions decreased primarily due to migration to BBT with other fixed network operators, as well as a decrease in the total market for fixed telephony subscriptions. The decrease in traffic volumes was due to a decrease in the number of voice minutes per subscription as a result of migration of voice traffic from fixed to mobile telephony.

•	Revenues from xDSL/Internet increased due to growth in the number of xDSL subscriptions. This was partially offset by reduced revenues from Internet traffic and Internet subscriptions.

•	The decrease in revenues from data services was due to price reductions and a shift towards products with lower prices.

•	Other revenues were in line with the fourth quarter of 2004. Increased revenues from sale of other retail products and sale of services to other operations within Telenor offset the decrease in revenues from operation of telephony solutions.

•	Wholesale revenues were in line with the fourth quarter of 2004. Increased revenues from telephony, broadband, local loop unbundled subscriptions and contractor services, offset decreased revenues from transit traffic.

•	Adjusted for one-time items and accruals between the quarters in 2004 and 2005 there was a reduction in the EBITDA margin of approximately 3 percentage points due to operational challenges mainly related to increased speed for xDSL subscriptions and increased distribution of corporate costs.

•	The change in accounting treatment of prepaid costs in leases mentioned above had a positive effect on EBITDA of NOK 105 million for the full year and the fourth quarter of 2005. Operating profit was not affected. Capital expenditure increased by NOK 463 million. The fourth quarter of 2004 included one time items that affected the EBITDA margin positively by approximately 3 percentage points.

•	The decrease in depreciation and amortization was primarily due to a reduction in capital expenditure in recent years.

FIXED — OTHER OPERATIONS

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues
Fixed Sweden	676	422	2,096	1,654
Fixed Denmark	164	—	306	—
Other countries/eliminations *)	47	45	179	175
Total revenues 1)	887	467	2,581	1,829

1)Of which internal revenues	27	23	118	99

EBITDA
Fixed Sweden	183	(3)	158	9
Fixed Denmark	49	—	97	—
Other countries/eliminations *)	(66)	(4)	(70)	6
Total EBITDA	166	(7)	185	15

Depreciation and amortization 1)	158	93	528	322
Write-downs 2)	614	38	617	38
Operating profit	(606)	(138)	(960)	(345)

Of which:
Fixed Sweden	(549)	(110)	(866)	(289)
Fixed Denmark	27	—	29	—
Other countries/eliminations *)	(84)	(28)	(123)	(56)
1)Of which amortization of Telenor’s net excess values	(6)	5	66	5
2)Of which write-downs of Telenor’s net excess values	12	(24)	12	(24)

Capex
Fixed Sweden	255	134	485	279
Fixed Denmark	57	—	97	—
Other countries *)	8	18	25	39

*)	Other countries include operations in the Czech Republic and Slovakia. In the fourth quarter of 2005, Fixed entered into an agreement to dispose of these operations.

Fixed Sweden
•	Bredbandsbolaget’s revenues and EBITDA amounted to NOK 358 million and NOK 90 million, respectively. Capital expenditure amounted to NOK 109 million. The number of xDSL and LAN subscriptions increased by 18,000 to 369,000, while the number of broadband telephony subscriptions increased by 13,000 to 104,000.

•	The decrease in revenues in Telenor AB was primarily related to data services as a result of price reductions and a shift in the product portfolio towards products with lower prices. The fourth quarter of 2004 included items that affected revenues positively by NOK 56 million.

•	The change in accounting treatment of prepaid lease payments mentioned above, had a positive effect on EBITDA in Telenor AB of NOK 107 million and increased amortization by NOK 29 million and capital expenditure by NOK 80 million for the full year and the fourth quarter of 2005.

•	The write-downs are mainly related to write-downs of fixed assets in Telenor AB due to loss of contracts and price reductions.

•	On 8 February 2006 Telenor acquired 13.5% of the shareholding in Glocalnet AB for a total consideration of SEK 136 million (NOK 118 million) to secure a 50.1% ownership interest. The acquisition triggers a mandatory offer for all outstanding shares in Glocalnet AB. Telenor’s ownership interest as of 14 February 2006, was 84.4%.
Fixed Denmark
•	The number of xDSL subscriptions increased by 13,000 to 122,000, and the number of broadband telephony subscriptions rose by 8,000 to 26,000.

BROADCAST

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues
Distribution	1,190	1,112	4,615	4,309
Transmission	313	295	1,207	1,211
Other	109	139	355	461
Eliminations	(146)	(171)	(528)	(635)
Total revenues 1)	1,466	1,375	5,649	5,346

1) Of which internal revenues	35	34	131	135

EBITDA
Distribution	147	126	818	749
Transmission	183	191	713	688
Other/Eliminations	1	15	(15)	61
Total EBITDA	331	332	1,516	1,498

Depreciation and amortization 1)	144	170	554	704
Write-downs 2)	(57)	44	(53)	44
Operating profit	244	118	1,015	750

Of which:
Distribution	13	(4)	494	302
Transmission	240	118	564	409
Other/Eliminations	(9)	4	(43)	39
1) Of which amortization of Telenor’s net excess values	14	16	56	63
2) Of which write-downs of Telenor’s net excess values	75	25	75	25

EBITDA/Total revenues (%)	22.6	24.1	26.8	28.0
Operating profit/
Total revenues (%)	16.6	8.6	18.0	14.0
Capex	133	71	392	880
Investments in businesses	25	—	42	—
No. of DTH pay-TV subscribers (in thousands)			906	824
No. of Cable TV subscribers (in thousands)			681	624
No. of households in satellite master antenna TV-networks (in thousands)			1,160	1,212
No. of Cable TV Internet access (in thousands)			73	44

•	The number of DTH pay-TV subscribers increased by 30,000, compared to an increase of 24,000 in the fourth quarter of 2004. In the fourth quarter of 2005, the number of Cable TV (CATV) subscribers increased by 45,000 and the number of Cable TV Internet access subscribers increased by 20,000. This increase was mainly due to the acquisition of the cable TV operator OE Kabel TV in Denmark. At the date of acquisition, OE Kabel TV had 30,000 CATV subscribers and 12,000 Internet access subscribers. The remaining growth in Cable TV subscribers was largely a result of conversion of small antenna TV network households.

•	Total revenues increased primarily due to subscriber growth in Distribution and higher revenues from satellite- and terrestrial distribution in Transmission. This was partially offset by the effects of appreciation of the Norwegian Krone against the Swedish Krone and the Danish Krone.

•	The decrease in the EBITDA margin for Broadcast was primarily due to higher costs related to personnel and operations in Transmission, and higher content costs partially offset by lower acquisition costs per new DTH pay-TV subscriber in Distribution.

•	Depreciation and amortization decreased due to fully depreciated DTH decoders and fully depreciated fixed assets in the cable TV operation.

•	In the fourth quarter of 2005, Broadcast reversed a previous impairment loss of NOK 133 million in its satellite operation in 2001 to the recoverable amount. This was partially offset by write-down of goodwill of NOK 75 million due to recognition of not previously recognized deferred tax assets in a business combination. According to IFRS the acquirer shall write down the carrying amount of goodwill with the same amount as not previously recognised deferred tax assets are recognised as a tax income.

•	The increase in capital expenditure was mainly related to upgrades of the cable TV network in Norway.

OTHER UNITS

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Revenues
EDB Business Partner	1,258	1,154	4,991	4,287
Satellite Services	637	573	2,428	2,385
Venture	126	226	490	901
Corporate functions and Group activities	564	558	2,266	2,154
Other	(1)	14	25	174
Eliminations	(46)	(64)	(233)	(361)
Total revenues 1)	2,538	2,461	9,967	9,540

1) Of which internal revenues	669	768	2,907	2,929

EBITDA
EDB Business Partner	197	196	785	978
Satellite Services	120	97	393	409
Venture	(14)	70	(2)	130
Corporate functions and Group activities	(104)	(168)	(77)	(417)
Other/eliminations	(5)	26	(8)	14
Total EBITDA	194	221	1,091	1,114

Depreciation and amortization 1)	263	243	1,033	975
Write-downs 2)	10	2	10	43
Operating profit	(79)	(24)	48	96

Of which:
EDB Business Partner	96	130	377	736
Satellite Services	47	25	125	133
Venture	(22)	63	(23)	97
Corporate functions and Group activities	(192)	(268)	(420)	(809)
Other/eliminations	(8)	26	(11)	(61)
1) Of which amortization of Telenor’s net excess values	1	2	8	8
2) Of which write-downs of Telenor’s net excess values	5	1	5	3

Capex	321	269	832	697
Investments in businesses	47	762	332	1,329

EDB BUSINESS PARTNER
•	Revenues increased by 9%. The growth was mainly related to acquisitions of operations from IBM and Capgemini, made at the end of the fourth quarter of 2004.

•	The EBITDA margin adjusted for other income and expenses in the fourth quarter of 2005 was in line with the fourth quarter of 2004.

•	In 2006, up until 15 February, EDB Business Partner had entered into agreements to acquire IT companies in Norway and Sweden for a total consideration of approximately NOK 660 million including interest-bearing debt assumed.
SATELLITE SERVICES
•	The increase in revenues and operating profit was primarily due to growth within satellite services and communication (VSAT) and the effect of acquired operations. Revenues and operating profit were positively affected by the stronger US Dollar against the Norwegian Krone in the fourth quarter of 2005 compared to the same period in 2004. Operating profit was also positively affected by a decrease in operating expenses. The volumes and prices within the Inmarsat division have been lower in 2005 compared to 2004. In the fourth quarter of 2004, revenues and operating profit were negatively affected by a downward adjustment of project revenues.
VENTURE
•	The decrease in revenues and operating profit was primarily due to the effects of disposal of operations in 2004.

•	In the fourth quarter of 2004, the operating profit included net gains on disposal of operations of NOK 72 million.
CORPORATE FUNCTIONS AND GROUP ACTIVITIES
•	The decrease in the EBITDA loss was mainly related to reduced pension costs due to a change in the accounting treatment of pensions in the Group in the fourth quarter of 2004. This was partially offset by increased costs related to international activities.

•	Depreciation and amortization decreased due to the disposal of certain buildings.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
Depreciation, amortization and write-downs

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Depreciation *)	2,005	1,814	8,080	7,737
Amortization **)	1,182	889	3,464	2,900
Total depreciation and amortization	3,187	2,703	11,544	10,637

Write-downs of tangible assets	453	274	488	282
Write-downs of goodwill	80	3,127	46	3,129
Write-downs of other intangible assets	53	85	53	120
Total write-downs	586	3,486	587	3,531

Total depreciation, amortization and write-downs	3,773	6,189	12,131	14,168

*)	Tangible assets (property, plant and equipment).

**)	Other intangible assets and prepaid lease payments.
See page 20 for more specifications.
•	In general, depreciation and amortization is affected by changes in exchange rates and investment levels in the previous quarters.

•	The increase in total depreciation and amortization was primarily due to acquired businesses and increased capital expenditure, partially offset by fully depreciated assets.

•	In the fourth quarter of 2005, Telenor changed its accounting treatment under IFRS for transactions that provide the rights to use assets, such as local loop unbundling. Such transactions are now recognised as leases. Prepaid costs for such leases have been reclassified from operating costs to depreciation and amortization. This change increased depreciation and amortization in the fourth quarter of 2005 by NOK 175 million.

•	Write-downs of tangible and other intangible assets are mainly related to Telenor AB, partially offset by reversal of write-downs in the satellite operation in Broadcast. Write-downs of goodwill were due to recognition of deferred tax assets originated prior to the acquisition of Canal Digital.

Associated companies

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Telenor’s share of 1)
Profit after taxes	238	140	1,452	1,055
Amortization of Telenor’s net excess values	(4)	(15)	(46)	(101)
Write-downs of Telenor’s net excess values	(172)	—	(172)	—
Gains (losses) on disposal of ownership interests	3	15	(1)	32
Net result from associated companies	65	140	1,233	986

1)	For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures. The consolidated profit and loss statement contains only the line “Net result from associated companies”. The preceding table includes Telenor’s share of profit after taxes from Sonofon until 12 February 2004 and ProMonte GSM until 12 August 2004. Thereafter, these companies are consolidated as subsidiaries. DTAC and UCOM are included until 1 November 2005. Thereafter DTAC is consolidated, while UCOM is treated as a discontinued operation.
•	At the end of 2005, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company based on the quoted share price as at 31 December 2005 was NOK 18.4 billion. According to telecom analysts, VimpelCom had approximately 45 million mobile subscriptions at the end of 2005. The write-downs were related to the listed company Golden Telecom Inc. to the quoted market price as of 31 December 2005.
Financial items

	Fourth quarter		Year
(NOK in millions)	2005	2004	2005	2004

Financial income	148	161	447	496
Financial expenses	(566)	(337)	(1,639)	(1,561)
Net foreign currency gains (losses)	(118)	(60)	84	(87)
Change in fair value of financial instruments *)	157	—	243	—
Net gains (losses) and write-downs	31	21	518	2,673
Net financial items	(348)	(215)	(347)	1,521

Gross interest expenses	(490)	(360)	(1,594)	1,665
Net interest expenses	(396)	(270)	(1,309)	1,378

*)	The comparative figures for 2004 are not restated to the principles in IAS 39.

•	Increased financial expenses were primarily due to the acquisition of DTAC.

•	Net foreign currency loss was primarily due to losses on an embedded derivative related to the acquisition of Vodafone Sweden.

•	Change in fair value of financial instruments was primarily related to interest rate derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.
Taxes
•	The nominal Norwegian corporate income tax rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2005 is estimated at 33% of profit before taxes and minority interests. The estimated effective tax rate is affected by taxes related to companies outside Norway and non-deductible expenses.

•	During the regular tax assessment of Dansk Mobil Holding II AS in the fourth quarter of 2005, the tax authorities challenged the company’s tax return for the fiscal year 2004 by disallowing a tax loss derived from the liquidation of its wholly owned subsidiary, Dansk Mobil Holding AS. The tax authorities disagreed with our position, that the loss is tax deductible according to the transition rules for the exemption tax rules (“Fritaksmodellen”) that were enacted in 2004. See note 13 to the annual report for 2004 for more information about this transaction and the transition rules. Telenor is of the opinion that we have a strong case and has appealed the decision. However, according to our accounting policies the related tax of approximately NOK 440 million was expensed in the fourth quarter of 2005.

•	Following a conversion of intercompany debt, Telenor ASA recognised a tax loss and corresponding reduced tax charges of approximately NOK 250 million in the fourth quarter of 2005. There are strong conditions to be met for such losses to be tax deductible.

•	On 21 December 2005 a Norwegian Court of Appeal ruled in favour of Telenor in respect of Telenor’s intra group sale of its shares in Sonofon Holding A/S. This sale triggered a tax loss of approximately NOK 8.6 billion, with corresponding reduced tax charges of approximately NOK 2.4 billion for the fiscal year 2001. The taxes were paid in 2003. The tax authorities have appealed the decision to the Norwegian Supreme Court, and Telenor has consequently not taken the tax reduction to income.

•	The actual effective tax rate for 2005 may deviate from the estimated rate.
Balance sheet and cash flow
•	Total assets as of 31 December 2005 increased by NOK 18.5 billion compared to 30 September 2005, primarily due to the acquisitions of UCOM and DTAC. See “Business Combinations” on page 22 for more information about net assets and goodwill related to these acquisitions.

•	Increased property, plant and equipment were primarily due to capital expenditure on mobile networks.

•	Net interest-bearing liabilities increased by NOK 9.3 billion in the quarter to NOK 31.1 billion as of 31 December 2005, of which the effect of the purchase and consolidation of UCOM and DTAC contributed with NOK 10.0 billion.

•	Changes in translation differences to equity in the fourth quarter of 2005 were primarily due to the depreciation of the Norwegian Krone as of 31 December compared to 30 September 2005.

•	During the fourth quarter of 2005, Telenor did not purchase any own shares in the market. For the year 2005 Telenor purchased own shares for NOK 2.3 billion. If Telenor’s Annual General Meeting in 2006 approves redemption of shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second and third quarter of 2005, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 0.9 billion at the time of the Annual General Meeting.

•	If Telenor’s Annual General Meeting in 2006 approves the suggested dividend of NOK 2.00 per share, shareholders equity will be reduced by an additional NOK 3.4 billion at the time of the Annual General Meeting.
US GAAP
•	Net income and equity according to United States Generally Accepted Accounting Principles (US GAAP) will be published in the annual report for 2005.
OUTLOOK FOR 2006
•	The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues in the range of 25% to 30%, based upon the current Group structure.

•	A continued high growth in EBITDA is expected, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. Telenor expects an EBITDA margin before other income and expenses for 2006 of around 33%.

•	High capital expenditure is expected to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.

•	A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
     The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2006” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2004 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).
Oslo, 15 February 2006
The Board of Directors of Telenor ASA

BUSINESS COMBINATIONS
     On 26 October 2005 Telenor increased its ownership/economic exposure in Total Access Communications PCL (DTAC) by 16.6% to 56.9% for a cash consideration of NOK 1.5 billion. As of 31 December 2005, after the tender offers for DTAC and UCOM shares expired, Telenor’s ownership/economic exposure in DTAC increased by a further 12.4% to 69.3% for a total cash consideration of NOK 1.2 billion. As of 31 December 2005 net interest-bearing debt in the companies was NOK 7.3 billion. DTAC was consolidated from 1 November 2005, while the operations in UCOM were reported as a discontinued operation in the financial statements.
     The result of operations has been included in the consolidated financial statements from 1 November 2005. DTAC is one of the leading mobile operators in Thailand and offers high quality GSM mobile services. The value was set both based on a fair value after negotiations between the parties and a mandatory offer.
     The initial purchase price allocation has been determined only provisionally due to not completed valuation of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

	DTAC’s carrying	Estimated
	amount before	fair value	Estimated
(NOK in millions)	transaction	adjustments	fair value

Property, Plant & Equipment	740	(14)	726
Software/Other intangible assets	10,980	(3,968)	7,012
Customer Base	—	1,259	1,259
Trademarks	—	1,015	1,015
Long-term financial assets	184	(39)	145
Deferred tax assets	212	575	787
Currents Assets excl. Cash	2,138	—	2,138
Bank and cash balances	197	—	197
Deferred tax liability	(42)	—	(42)
Long-term liabilities	(5,656)	(10)	(5,666)
Short term liabilities	(3,702)	—	(3,702)
Net assets	5,051	(1,182)	3,869

Goodwill			2,210
Total			6,079

Total consideration, satisfied by cash			2,664
Book value as an associated company at the date of consolidation			884
Increased excess value in business combination recorded against equity			1,258
Minority fair values			1,273
Total			6,079

     The goodwill arising on the acquisition of DTAC/UCOM is attributable to the anticipated profitability of its operations.
     DTAC/UCOM contributed NOK 1,191 million in revenues and NOK 29 million to the Telenor Group’s profit after tax and minority interest for the period between the date of consolidation and 31 December 2005. This includes the results from the company and amortization of fair value adjustments, but does not include Telenor’s interest expenses related to the financing of the acquisition.
     In the period 1 January to 1 November DTAC/UCOM contributed to a net profit after taxes from associate companies of NOK 94 million.

Vodafone, Sweden
     On 5 January 2006, Telenor acquired 100% of the issued share capital of Vodafone AB, Sweden for a cash consideration of NOK 7.5 billion. The value was set based on fair value after negotiations between the parties. The transaction is not included in the financial statement of 2005. The transaction will be accounted for by the acquisition method of accounting.
     Vodafone offers high quality mobile services to residential and business customers in Sweden.
     The initial purchase price allocation, which is performed by independent financial experts, has not been completed as of 15 February 2006 and it is impracticable to provide figures of the fair values of assets acquired and liabilities assumed.
Glocalnet, Sweden
     In the period 8—14 February 2006, Telenor acquired 47.8% of the issued share capital of Glocalnet AB, Sweden for a cash consideration of approximately NOK 419 million. The total ownership as of 14 February was 84.4%. Telenor has made an offer for all remaining shares in the company. The offer will be closed 23 March 2006. The transaction is not included in the financial statement for 2005. The transaction will be accounted for by the acquisition method of accounting.
     Glocalnet provides both fixed and mobile telephony in addition to Internet access through both broadband and dial-up.
     The purchase price allocation will be performed by independent financial experts, but has not yet started.

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
     Regulations of the European Union (EU) require that publicly listed companies within the EU prepare their consolidated financial statements in accordance with “International Financial Reporting Standards” (IFRS) by 2005. Due to the European Economic Area (EEA) agreement, Norwegian listed companies will also be required to follow IFRS. Telenor’s first IFRS financial statements will be for the year ending 31 December 2005 and will include the comparative period for 2004. Starting in the first quarter of 2005, Telenor provides unaudited financial information in accordance with IFRS including comparable figures for 2004.
     Telenor has made an evaluation of the differences between Telenor’s accounting principles according to Norwegian Generally Accepted Accounting Principles (N GAAP) and IFRS principles based on management’s current understanding of these standards. There is inherent uncertainty around the interpretation and implementation of IFRS. Accordingly, new pronouncements and interpretations may be issued during 2005, which could affect the final IFRS figures for 2004 and the interim figures for 2005. Consequently, changes in the company’s understanding of IFRS may result in revisions or other differences than those identified below. The figures are not audited. Audited figures will be reported in the financial statements for the year ended 31 December 2005.
     The tables below show the estimated effects on net income and equity of implementing IFRS as from 1 January 2004. The accounting principles according to N GAAP are found in the annual report for 2004. The main changes in accounting principles when preparing Telenor’s financial statements according to IFRS and Comments to the various effects on net income and equity are provided in Telenor’s first quarter report for 2005.

Profit and loss 2004

	First	Second	Third	Fourth	Year
(NOK in millions)	quarter	quarter	quarter	quarter	2004

Net income (loss) — N GAAP	2,801	1,410	1,399	(252)	5,358
Amortization of goodwill, negative goodwill	213	245	247	234	939
Depreciation and amortization — other	13	(7)	4	53	63
Write-down of goodwill	—	—	—	(935)	(935)
Pensions	24	24	23	24	95
Asset Retirement Obligations	(10)	(11)	(12)	(13)	(46)
Share-based compensation	(4)	(5)	(5)	(5)	(19)
Sale of software	11	2	23	15	51
Associated companies	92	79	39	58	268
Adjusted gains	20	(6)	5	15	34
MVNO *)	—	—	—	578	578
Tax on IFRS adjustments *)	(21)	(6)	(20)	(170)	(217)
Minority interests	(9)	(16)	(20)	(32)	(76)
Total adjustments	330	299	284	(178)	735

Net income (loss) — IFRS	3,131	1,709	1,683	(430)	6,093

Equity

(NOK in millions)	01.01.2004	31.03.2004	30.06.2004	30.09.2004	31.12.2004

Shareholders equity — N GAAP	37,237	40,083	40,130	41,248	37,594

Amortization of goodwill, negative goodwill	343	556	801	1,048	1,282
Depreciation and amortization — other	—	13	6	10	63
Write-down of goodwill	—	—	—	—	(935)
Business Combinations	—	622	622	786	622
Pensions	(1,809)	(1,785)	(1,761)	(1,738)	(1,714)
Asset Retirement Obligations	(296)	(306)	(317)	(329)	(342)
Share-based compensation	—	—	—	—	—
Sale of software	(267)	(256)	(254)	(231)	(216)
Associated companies	(139)	(47)	32	71	129
Adjusted gains and translation differences	—	(57)	(49)	(93)	(66)
MVNO *)	—	—	—	—	578
Tax on IFRS adjustments *)	592	571	565	545	375
Dividends	1,776	1,776	—	—	2,602
Minority interests	226	218	202	182	150
Total adjustments *)	426	1,305	(153)	251	2,528

Shareholders equity — IFRS *)	37,663	41,388	39,977	41,499	40,122

Reconciliation of shareholders’ equity for the Telenor Group from 31 December 2004 to 1 January 2005 due to the implementation of IAS 39.
     IAS 39 “Financial Instruments: Recognition and Measurement” was implemented as of 1 January 2005. Up to and including 31 December 2004, Telenor accounted for Financial Instruments according to N GAAP.

(NOK in millions)

Shareholders’ equity 31 December 2004 *)	40,122

Derivative instruments at fair value
— cash flow hedges	13
— derivatives not qualifying as hedges	(289)
Shares available-for-sale at estimated fair value **)	753
Tax on the changes	(16)
Minority’s share	(8)
Total adjustments	453

Shareholders’ equity 1 January 2005 **)	40,575

*)	Due to new interpretation of IFRS the figures for the full year and the fourth quarter of 2004 have been restated compared to the reconciliations presented in Telenor’s first quarter report for 2005. This resulted in eliminations on group level of prepayments in the two MVNO agreements in Norway and Sweden.

**)	Estimated fair value of shares available-for-sale is increased by NOK 295 million compared to the equity reconciliation presented in Telenor’s first quarter report for 2005 due to new information about conditions as of 1 January 2005.

PROFIT AND LOSS STATEMENT

Telenor Group

	Fourth quarter		Year
(NOK in millions except net income per share)	2005	2004	2005	2004

Revenues	19,474	15,512	68,927	60,591
Costs of materials and traffic charges	4,812	4,173	17,724	15,924
Own work capitalized	(255)	(166)	(704)	(557)
Salaries and personnel costs	2,726	2,738	10,236	9,970
Other operating expenses	5,360	3,653	17,593	13,871
Other (income) and expenses	109	(20)	242	(152)
Depreciation and amortization	3,187	2,703	11,544	10,637
Write-downs	586	3,486	587	3,531

Operating profit	2,949	(1,055)	11,705	7,367

Associated companies	65	140	1,233	986
Net financial items	(348)	(215)	(347)	1,521
Profit before taxes	2,666	(1,130)	12,591	9,874

Taxes	(1,161)	986	(4,139)	(2,461)
Profit after taxes from continuing operations	1,505	(144)	8,452	7,413

Profit after taxes from discontinued operations	(4)	—	(4)	—
Profit after taxes	1,501	(144)	8,448	7,413

Attributable to:
Non-controlling interests (Minority interests)	500	286	1,496	1,320
Equity holders of the parent company	1,001	(430)	6,952	6,093

Earnings per share in NOK
From continuing and discontinued operations:
Basic	0.59	(0.25)	4.06	3.49
Diluted	0.59	(0.25)	4.06	3.48

													Profit (loss)
													before taxes
THE OPERATIONS FOURTH QUARTER	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	3,235	2,963	2,954	2,674	1,186	1,119	962	827	13	7	19	13	994	847
Sonofon — Denmark	1,334	1,243	1,300	1,223	308	16	12	(3,551)	1	—	(50)	(39)	(37)	(3,590)
Kyivstar — Ukraine	2,390	1,184	2,389	1,183	1,359	712	1,019	555	—	—	(64)	(25)	955	530
Pannon GSM — Hungary	1,565	1,510	1,561	1,507	534	420	245	87	—	—	48	32	293	119
DiGi.Com — Malaysia	1,452	1,004	1,450	1,004	632	443	356	228	—	—	5	(19)	361	209
GrameenPhone — Bangladesh	850	570	849	570	455	338	289	263	—	—	(80)	(1)	209	262
Other mobile operations	1,491	179	1,458	153	50	(618)	(295)	(767)	229	48	(84)	(22)	(150)	(741)
Fixed	5,025	4,781	4,423	4,274	1,543	1,560	84	653	(167)	7	(154)	(48)	(237)	612
Broadcast	1,466	1,375	1,431	1,341	331	332	244	118	13	9	(20)	(93)	237	34
Other operations	2,538	2,461	1,869	1,693	194	221	(79)	(24)	(24)	69	33	566	(70)	611
Eliminations	(1,872)	(1,758)	(210)	(110)	130	591	112	556	—	—	(1)	(579)	111	(23)

Total	19,474	15,512	19,474	15,512	6,722	5,134	2,949	(1,055)	65	140	(348)	(215)	2,666	(1,130)

													Profit (loss)
													before taxes
THE OPERATIONS FOR THE YEAR	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	12,243	11,730	11,072	10,504	4,471	4,305	3,566	3,228	32	10	65	64	3,663	3,302
Sonofon — Denmark	5,191	4,404	5,059	4,351	1,176	681	(109)	(3,799)	1	—	(175)	(164)	(283)	(3,963)
Kyivstar — Ukraine	7,272	4,219	7,266	4,217	4,050	2,581	2,826	2,026	—	—	(144)	(159)	2,682	1,867
Pannon GSM — Hungary	6,061	5,907	6,051	5,901	2,185	2,093	1,007	777	—	—	107	50	1,114	827
DiGi.Com — Malaysia	4,932	3,946	4,928	3,943	2,142	1,732	1,099	831	—	—	(24)	(110)	1,075	721
GrameenPhone — Bangladesh	2,970	2,186	2,969	2,186	1,559	1,313	1,120	1,095	—	—	(109)	1	1,011	1,096
Other mobile operations	2,219	423	2,076	335	(343)	(712)	(954)	(903)	1,355	789	(68)	(61)	333	(175)
Fixed	19,313	19,256	17,140	17,433	5,885	6,338	2,062	2,725	(142)	69	(517)	(442)	1,403	2,352
Broadcast	5,649	5,346	5,518	5,211	1,516	1,498	1,015	750	73	46	190	(475)	1,278	321
Other operations	9,967	9,540	7,060	6,611	1,091	1,114	48	96	(87)	70	123	4,084	84	4,250
Eliminations	(6,890)	(6,366)	(212)	(101)	104	592	25	541	1	2	205	(1,267)	231	(724)

Total	68,927	60,591	68,927	60,591	23,836	21,535	11,705	7,367	1,233	986	(347)	1,521	12,591	9,874

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent company
				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,084	—	37,663	3,420	41,083
Translation differences	—	—	—	(768)	(768)	(419)	(1,187)
Business combinations and increased ownership interests in subsidiaries	—	618	—	—	618	—	618
Equity adjustments in associated companies	—	62	—	—	62	—	62
Tax on items taken directly to or transferred from equity	—	—	—	163	163	—	163
Net income (loss) recognized directly in equity	—	680	—	(605)	75	(419)	(344)

Profit for the year 2004	—	—	6,093	—	6,093	1,320	7,413
Total recognized income and expense for the period	—	680	6,093	(605)	6,168	901	7,069

Dividends	—	—	(1,764)	—	(1,764)	(373)	(2,137)
Share buy back	(2,020)	—	—	—	(2,020)	—	(2,020)
Sale of shares, share issue, and share options to employees	59	16	—	—	75	3	78
Transactions with shareholders in subsidiaries	—	—	—	—	—	(5)	(5)
Balance as of 31 December 2004	27,350	(36)	13,413	(605)	40,122	3,946	44,068

Total changes in accounting policy (IAS 39)	—	661	(208)	—	453	8	461
Adjusted equity as of 1 January 2005	27,350	625	13,205	(605)	40,575	3,954	44,529

Translation differences	—	—	—	547	547	441	988
Business combinations and increased ownership interests in subsidiaries		1,477			1,477		1,477
Available-for-sale investments:
- Valuation gains (losses) taken to equity	—	1,440	—	—	1,440	20	1,460
- Transferred to profit or loss on sale	—	(388)	—	—	(388)	(24)	(412)
Cash flow hedges:
- Valuation gains (losses) taken to equity	—	(172)	—	—	(172)	2	(170)
- Transferred to profit or loss for the period	—	(13)	—	—	(13)	—	(13)
- Transferred to initial carrying amount of hedged items	—	209	—	—	209	—	209
Equity adjustments in associated companies	—	1	—	—	1	—	1
Tax on items taken directly to or transferred from equity	—	(119)	—	(22)	(141)	—	(141)
Net income (loss) recognized directly in equity	—	2,435	—	525	2,960	439	3,399

Profit for the period	—	—	6,952	—	6,952	1,496	8,448
Total recognized income and expenses for the period	27,350	3,060	20,157	(80)	50,487	5,889	56,376

Dividends	—	—	(2,595)	—	(2,595)	(171)	(2,766)
Share buy back	(2,267)	—	—	—	(2,267)	—	(2,267)
Sale of shares, share issue, and share options to employees	74	6	—	—	80	5	85
Transactions with shareholders in subsidiaries	—	—	—	—	—	1,419	1,419
Balance as of 31 December 2005	25,157	3,066	17,562	(80)	45,705	7,142	52,847

BALANCE SHEET

Telenor group

(NOK in millions)	12/31/2005	9/30/2005	31.12.2004

Deferred tax assets	2,435	1,482	3,520
Goodwill	20,722	18,273	13,355
Intangible assets	21,264	11,389	11,076
Tangible assets	43,757	40,688	37,543
Associated companies	7,424	8,320	6,602
Other financial assets	2,214	3,277	1,250

Total fixed assets	97,816	83,429	73,346

Accounts receivable	7,778	7,146	6,104
Other current assets	10,833	8,780	7,288
Assets held for sale	730
Liquid assets	7,191	6,444	5,398

Total current assets	26,532	22,370	18,790

Total assets	124,348	105,799	92,136

Shareholders equity	45,705	42,714	40,122
Minority interests	7,142	5,198	3,946

Total equity and minority interests	52,847	47,912	44,068

Pension obligations	2,440	2,403	2,297
Deferred tax liabilities	2,744	2,452	2,454
Other provisions	928	903	891

Provisions	6,112	5,758	5,642

Long-term interest-bearing liabilities	27,471	22,406	20,602
Long-term non-interest-bearing liabilities	1,088	542	573

Total long-term liabilities	28,559	22,948	21,175

Short-term interest-bearing liabilities	11,850	6,592	3,991
Accounts payable	6,214	5,402	3,806
Short-term non-interest-bearing liabilities	18,479	17,187	13,454
Short-term non interest-bearing liabilities (held for sale)	287

Total short-term liabilities	36,830	29,181	21,251

Total equity and liabilities	124,348	105,799	92,136

CASH FLOW STATEMENT

Telenor group

	4th quarter		Year	Year
(NOK in millions)	2005	2004	2005	2004

Profit before taxes and minority interests	2,666	(1,130)	12,591	9,874
Taxes paid	(641)	(274)	(1,369)	(1,516)
Net (gains) losses, including write-downs and change in fair value of financial items	(191)	(147)	(929)	(3,161)
Depreciation, amortization and write-downs	3,773	6,189	12,131	14,168
Associated companies	(65)	(140)	(1,233)	(986)
Difference between expensed and paid pensions	8	(82)	211	267
Currency (gains) losses not related to operating activities	185	34	(18)	57
Change in other accruals	424	542	956	288
Net cash flow from operating activities	6,159	4,992	22,340	18,991

Payments on purchase of tangible and intangible assets	(5,135)	(3,398)	(14,213)	(11,613)
Payments on purchase of subsidiaries and associated companies, net of cash received	(2,475)	(1,046)	(8,128)	(6,281)
Proceeds from sale of tangible and intangible assets and businesses, net of cash transferred	118	395	1,279	1,112
Proceeds from sale of and payments for other investments	64	697	1,064	3,751
Net cash flow from investment activities	(7,428)	(3,352)	(19,998)	(13,031)

Proceeds from and payments of interest-bearing liabilities	1,965	(485)	4,175	(4,311)
Issuance of shares and repayment of equity	27	7	74	33
Share buy back	—	—	(2,267)	(2,020)
Dividends paid to minority interests	(10)	(4)	(219)	(193)
Dividends paid to Telenor’s shareholders	—	—	(2,595)	(1,764)
Net cash flow from financing activities	1,982	(482)	(832)	(8,255)

Effect on cash and cash equivalents of changes in foreign exchange rates	60	(174)	215	(268)
Net change in cash and cash equivalents	773	984	1,725	(2,563)

Cash and cash equivalents at the beginning of the period	6,033	4,097	5,081	7,644
Cash and cash equivalents at the end of the period	6,806	5,081	6,806	5,081

ANALYTICAL INFORMATION

Revenues (NOK in millions)
EBITDA (NOK in millions)
Operating profit (loss) (NOK in millions)
Profit (loss) before taxes (NOK in millions)
Equity ratio including minority interests (%)
Net interest-bearing liabilities (NOK in millions)
Net interest-bearing liabilities/EBITDA before other income and losses last 12 months
Capex (NOK in millions)
Investments in businesses (NOK in millions)
No. of man-years
  - of which outside Norway
MOBILE OPERATIONS*)
Telenor Mobil — Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)
No. of GSM subscriptions (in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
No. of SMS/MMS and content messages (in millions)
Sonofon — Denmark
No. of mobile subscriptions (in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
No. of SMS/MMS and content messages (in millions)
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
Kyivstar — Ukraine
No. of mobile subscriptions (100% in thousands)

  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
Pannon — Hungary
No. of mobile subscriptions (in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
DTAC — Thailand
No. of mobile subscriptions (100% in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
DiGi.Com — Malaysia
No. of mobile subscriptions (100% in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
GrameenPhone — Bangladesh
No. of mobile subscriptions (100% in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
Telenor Pakistan
No. of mobile subscriptions (in thousands)
ProMonte GSM — Montenegro
No. of mobile subscriptions (in thousands)
  - of which prepaid
Average traffic minutes per subscription per month (AMPU) in the quarter
Average revenue per subscription per month (ARPU) in the quarter
  - of which contract
  - of which prepaid
Associated companies
No. of mobile subscriptions (100% in thousands)
FIXED — Norway
Retail market

No. of PSTN subscriptions (in thousands)
No. of ISDN subscriptions (lines in thousands)
PSTN/ISDN/BBT generated traffic (million minutes)
Market share of PSTN/ISDN/BBT generated traffic (%)
No. of Online subscriptions residential market (in thousands)
No. of xDSL subscriptions residential market (in thousands)
No. of xDSL subscriptions business market Norway (in thousands)
Wholesale market
No. of PSTN subscriptions (in thousands)
No. of ISDN subscriptions (lines in thousands)
No. of xDSL subscriptions (in thousands)
No. of LLUB (in thousands)
BROADCAST
No. of television subscribers in the Nordic region
  - DTH pay-TV subscribers (in thousands)
  - Cable TV subscribers (in thousands)
  - Households in satellite master antenna TV-networks (in thousands)
  - Cable TV Internet access (in thousands)
*) ARPU for 2003 has not been restated to comply with IFRS

2003
Q1	Q2	Q3	Q4	Q1	Q2

—	—	—	—	14,245	15,226
—	—	—	—	5,048	5,698
—	—	—	—	2,537	2,990
—	—	—	—	5,033	2,983
—	—	—	—	46.8	46.3
26,139	25,317	21,584	17,817	19,297	21,973
1.8	1.6	1.3	1.0	1.0	1.1
1,230	1,314	1,460	2,450	1,471	4,012
23	268	9	263	3,749	294
21,200	21,150	20,300	19,450	20,600	20,200
8,700	8,700	8,100	7,450	8,650	8,750

2,342	2,330	2,364	2,364	2,378	2,451
2,294	2,285	2,324	2,327	2,346	2,422
1,093	1,091	1,120	1,099	1,091	1,118
168	179	182	176	179	187
317	330	335	310	315	332
459	476	489	452	464	491
158	166	167	155	147	146
566	594	619	630	611	656

—	—	—	—	987	1,203
—	—	—	—	250	451
—	—	—	—	147	157
—	—	—	—	250	233
—	—	—	—	287	291
—	—	—	—	135	111
—	—	—	—	479	545

52	59	65	81	84	92
26	23	28	44	48	55
28	38	49	69	73	96
120	155	172	175	169	181
195	239	252	248	252	262
45	49	56	103	106	122

2,012	2,205	2,512	3,037	3,221	3,610

2003
Q1	Q2	Q3	Q4	Q1	Q2

1,614	1,768	2,037	2,503	2,675	3,031
42	51	57	72	68	74
77	87	98	93	84	93
168	176	203	200	191	213
55	65	73	70	62	69

2,514	2,514	2,564	2,618	2,596	2,588
1,989	1,981	2,019	2,023	1,977	1,935
104	110	113	116	111	121
151	161	165	170	165	170
388	414	416	412	399	389
86	92	97	99	92	96

—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—

1,802	1,944	2,053	2,205	2,413	2,583
1,709	1,850	1,953	2,101	2,301	2,453
174	173	177	175	167	164
121	110	115	115	113	107
294	309	326	318	312	312
111	99	105	105	104	97

835	928	1,047	1,141	1,520	1,795
631	725	820	899	1,258	1,501
221	225	233	230	239	246
133	132	141	128	120	106
274	282	332	319	331	287
86	87	88	76	71	69

—	—	—	—	—	—

—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—

17,158	15,105	17,035	19,478	21,028	24,594

2003
Q1	Q2	Q3	Q4	Q1	Q2

1,449	1,427	1,381	1,308	1,248	1,219
1,816	1,800	1,755	1,682	1,600	1,548
4,268	3,876	3,454	3,787	3,725	3,279
68	68	68	68	67	68
315	304	301	294	286	276
114	124	139	163	191	214
7	10	11	14	17	21

11	12	42	104	151	170
14	17	52	126	188	215
21	31	41	56	76	86
53	59	68	80	96	108

713	708	726	763	778	782
575	590	594	604	605	611
1,130	1,049	1,100	1,098	1,132	1,161
24	26	28	31	34	35

2004		2005
Q3	Q4	Q1	Q2	Q3	Q4

15,608	15,512	15,270	16,542	17,641	19,474
5,655	5,134	5,106	5,630	6,378	6,722
2,895	(1,055)	2,425	2,859	3,472	2,949
2,988	(1,130)	2,815	3,325	3,785	2,666
48.8	47.8	47.2	44.5	45.3	42.3
20,596	19,195	15,933	17,814	21,838	31,133
1.0	0.9	0.8	0.9	1.0	1.3
3,140	4,122	3,360	2,923	3,720	6,436
644	1,122	50	264	5,824	2,720
20,700	20,900	21,900	22,400	23,400	27,600
9,450	9,500	10,600	11,100	12,400	16,700

2,562	2,645	2,635	2,687	2,736	2,731
2,536	2,623	2,635	2,687	2,736	2,731
1,178	1,228	1,218	1,267	1,285	1,222
187	182	175	191	186	184
328	318	297	308	314	317
499	491	453	465	475	472
129	119	117	129	133	136
726	792	818	838	881	922

1,253	1,275	1,232	1,250	1,261	1,284
485	462	413	420	420	425
139	151	153	182	183	195
219	207	229	253	243	246
281	267	284	306	292	285
120	111	126	146	146	166
588	687	722	716	747	875

96	105	107	99	97	95
56	57	56	51	50	48
104	108	113	141	144	129
182	169	164	167	164	136
265	241	215	216	215	183
125	117	121	121	115	90

4,856	6,252	7,662	9,335	10,943	13,925

2004		2005
Q3	Q4	Q1	Q2	Q3	Q4

4,211	5,532	6,892	8,500	10,021	12,901
95	95	91	90	103	108
95	68	53	62	66	64
223	184	165	187	200	197
72	52	40	49	53	53

2,595	2,770	2,792	2,824	2,856	2,929
1,886	1,991	1,955	1,915	1,894	1,904
127	131	125	143	145	149
184	171	157	162	166	162
400	356	327	316	314	299
103	96	84	89	89	86

—	—	—	—	—	8,677
—	—	—	—	—	7,212
—	—	—	—	—	231
—	—	—	—	—	71
—	—	—	—	—	161
—	—	—	—	—	54

2,804	3,239	3,461	3,765	4,187	4,795
2,653	3,067	3,259	3,525	3,880	4,441
170	165	163	170	175	169
110	98	92	99	100	102
297	238	233	216	192	174
100	90	84	93	93	97

2,024	2,388	2,928	3,704	4,215	5,542
1,730	2,092	2,625	3,375	3,860	5,159
249	241	237	223	223	250
103	87	81	69	65	56
302	257	288	284	282	258
67	60	54	47	45	39

—	—	344	836	1,200	1,868

340	279	279	303	394	310
297	234	235	263	352	265
113	87	91	105	109	92
139	107	115	129	126	95
309	284	288	338	339	269
111	79	82	97	103	71

28,662	33,763	38,645	42,328	46,615	40,593

2004		2005
Q3	Q4	Q1	Q2	Q3	Q4

1,196	1,182	1,165	1,139	1,118	1,089
1,498	1,449	1,394	1,335	1,276	1,227
2,851	3,171	2,848	2,644	2,289	2,502
67	67	67	67	66	66
263	241	215	197	182	165
245	286	339	364	388	414
25	40	46	51	56	61

180	188	192	200	202	202
234	250	256	259	256	251
90	91	77	87	97	109
123	145	172	192	209	235

800	824	851	853	876	906
614	624	616	619	636	681
1,190	1,212	1,197	1,205	1,184	1,160
38	44	48	50	53	73